AMERIGROUP CORPORATION
4425 Corporation Lane
Virginia Beach, VA 23462

May 20, 2005

VIA FACSIMILE & EDGAR
Jeffrey P. Riedler
Albert C. Lee
Securities and Exchange Commission
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:	AMERIGROUP Corporation (the “Company”)
Registration Statement on Form S-3 (File No. 333-123269)

Gentlemen:

     Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-123269) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. Eastern Standard Time on May 23, 2005 or as soon as practicable thereafter.

     The Company acknowledges that, should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Joshua A. Ratner of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2318 and that such effectiveness also be confirmed in writing.

Very truly yours,

AMERIGROUP CORPORATION

/s/ Stanley F. Baldwin
By:	Stanley F. Baldwin
Title:	Executive Vice President,
General Counsel and Secretary